
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 11, 2008

Jeffrey F. O'Donnell

Chief Executive Officer
147 Keystone Drive
PhotoMedex, Inc.
Montgomeryville, Pennsylvania 18936

>   **Re: PhotoMedex, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 2, 2008**
>   **File No. 0-11635**

Dear Mr. O'Donnell:

　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annex C. Information Regarding PhotoMedex, Inc., page C-1

Financial Statements for the Fiscal Years Ended December 31, 2005, 2006, and 2007, page C-35

-Consolidated Statement of Operations, page C-38

1.　　Please refer to prior comment 1. You state that your warranty is a sales-related obligation and that you offer your warranty to all buyers of your lasers. Based on this, it is not clear to us why your warranty obligation would not be considered a direct cost of sale. Please revise or advise.

Financial Statements for the Nine Months Periods Ended September 30, 2007 and 2008

Notes to Unaudited Consolidated Financial Statements, page C-76

Note 1., page C-76

-Revenue Recognition, page C-77

2.   You state that in some cases that you and your customer stipulate a quarterly target of procedures to be performed. Please tell us and revise this note here and in future filings to explain in more detail how your revenue recognition for the quarter is impacted if your customers do not meet these quarterly targets.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding the comments. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

Kevin Vaughn
Accounting Branch Chief